Filed by Panacea Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Panacea Acquisition Corp.

Commission File No.: 001-39351

Bay Area cancer-fighting drug company to go public in 'blank check' deal

SFBT/SVBJ

By Ron Leuty

October 22, 2020

David Hung, who led one San Francisco cancer-fighting biotech company to a $14 billion buyout by Pfizer Inc., now is tapping a San Francisco-based "blank check" company and others to back his new company with more than $644 million.

Nuvation Bio Inc. on Wednesday disclosed that it will go public in a merger with Panacea Acquisition Corp. (NYSE: PANA) — a special purpose acquisition company, or SPAC, sponsored by investment advisory firm EcoR1 Capital LLC of San Francisco — that grossed $143.75 million when it went public in July.

The combined company will trade on the New York Stock Exchange under the ticker symbol "NUVB," led by Hung, the founder and former CEO of Medivation Inc.

On top of the SPAC deal, 25-employee Nuvation will receive another $500 million-plus from EcoR1 and other A-list investors.

It is the second time Hung has taken a company public through a SPAC — he took Medivation Inc. public through a reverse merger in 2004. "I was very familiar with the SPAC approach," Hung said.

Hung also knew Panacea CEO Oleg Nodelman, who as EcoR1 founder and portfolio manager invested in Nuvation's record-shattering $275 million Series A round.

The deals bring Nuvation's funding total to more than $850 million to target a broad range of cancer mechanisms and types of cancer, including brain, prostate, breast and ovarian cancers. Nuvation plans to start enrollment by the first quarter of next year in a Phase I/II study of its lead drug, NUV-422, in patients with a type of brain cancer called gliomas.

The same drug could be used as well for cancers such as breast cancer and prostate cancer that metastasize to the brain.

Nuvation said it expects to submit up to five additional investigation new drug applications to the Food and Drug Administration — the first step for taking a drug into clinical trials in humans — by 2026 for tough-to-treat solid tumors and blood cancers.

"Despite advancements, many types of cancer remain difficult to treat," Hung said. "There's a need for new generations of oncology medicines to address the primary limitations of current medicines: insufficient efficacy, drug resistance and low quality of life for patients."

Hung is best known for his turnaround of Medivation, a San Francisco company whose late-stage trial of an Alzheimer's Disease drug failed in a late-stage clinical trial. The company focused its work on the prostate cancer drug Xtandi, or enzalutamide, which won speedy approval by the FDA and became the centerpiece of the September 2016 deal with Pfizer (NYSE: PFE). That deal included what would become Talzenna, or talazoparib, a breast cancer drug.

Hung, an oncologist by training, then went on to Axovant, one of a group of "vants" launched by former hedge fund manager Vivek Ramaswamy, but left the company in February 2018 after a series of clinical trial failures for treatments against Lewy body dementia and Alzheimer's.

That same year, Hung started Nuvation, whose team includes former Medivation executive Thomas Templeman, Nuvation's senior vice president of pharmaceutical operations and quality, as well as veterans of Radius Health Inc. and Immune Design Inc. and Clovis Oncology Inc.

The team's experience with various drugs gives it insight into the pitfalls and successes of discovering and developing new drugs, Hung said. "We know how drugs like Xtandi work, but we also know how drugs like Xtandi fail," he said.

EcoR1's investment consists of a commitment of $50 million, including a $25 million forward-purchase agreement, which provides for the sale of shares and warrants in a private placement.

"We formed Panacea to partner with a company that had an exceptional management team, a deep pipeline and a platform technology that could enable success to be replicated over and over, and that is exactly what we saw in Nuvation Bio," Nodelman said in a statement.

Other investors in the concurrent financing to the SPAC deal are 683 Capital, Ally Bridge Group, Avidity Partners, Deerfield Management Co. Irving Investors, Monashee Investment Management LLC, OrbiMed, Tavistock Group, Fidelity Management & Research Co, LLC, Omega Funds, Perceptive Advisors, Redmile Group and Citadel Co.'s Surveyor Capital.

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Forward-Looking Statements Legend

This article contains certain “forward-looking statements” within the meaning of the Securities Act of 1933, as amended (the “Securities Act”) and the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Statements that are not historical facts, including statements about the pending Merger between Panacea Acquisition Corp. (“Panacea”) and Nuvation Bio Inc. (“Nuvation Bio”) and the transactions contemplated thereby, and the parties’ perspectives and expectations, are forward-looking statements. Such statements include, but are not limited to, statements regarding the proposed transaction and future funding expected, Nuvation Bio’s ability to target a broad range of cancer mechanisms and types of cancer and Nuvation Bio’s expected enrollment in a study of a new drug. The words “expect,” “believe,” “estimate,” “intend,” “plan” and similar expressions indicate forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to various risks and uncertainties, assumptions (including assumptions about general economic, market, industry and operational factors), known or unknown, which could cause the actual results to vary materially from those indicated or anticipated.

These forward-looking statements are subject to a number of risks and uncertainties, including the risk that the potential product candidates that Nuvation Bio develops may not progress through clinical development or receive required regulatory approvals within expected timelines or at all; the risk that clinical trials may not confirm any safety, potency or other product characteristics described or assumed in this article; the risk that Nuvation Bio will be unable to successfully market or gain market acceptance of its product candidates; the risk that Nuvation Bio’s product candidates may not be beneficial to patients or successfully commercialized; the risk that Nuvation Bio has overestimated the size of the target patient population, their willingness to try new therapies and the willingness of physicians to prescribe these therapies; the effects of competition on Nuvation Bio’s business; the risk that third parties on which we depend for laboratory, clinical development, manufacturing and other critical services will fail to perform satisfactorily; the risk that Nuvation Bio’s business, operations, clinical development plans and timelines, and supply chain could be adversely affected by the effects of health epidemics, including the ongoing COVID-19 pandemic; the risk that we will be unable to obtain and maintain sufficient intellectual property protection for our investigational products or will infringe the intellectual property protection of others; the potential inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or that the approval of the stockholders of Panacea or Nuvation Bio is not obtained; the risk of failure to realize the anticipated benefits of the proposed business combination; the amount of redemption requests made by Panacea’s stockholders, and those factors discussed in Panacea’s final prospectus dated June 30, 2020 under the heading “Risk Factors,” and other documents Panacea has filed, or will file, with the U.S. Securities and Exchange Commissions (the “SEC”), including a registration statement on Form S-4 that will include a proxy statement/prospectus. These risks and uncertainties may be amplified by the COVID-19 pandemic, which has caused significant economic uncertainty. If any of these risks materialize or underlying assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Panacea nor Nuvation Bio presently know, or that Panacea or Nuvation Bio currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Panacea’s and Nuvation Bio’s expectations, plans, or forecasts of future events and views as of the date of this article. Panacea and Nuvation Bio anticipate that subsequent events and developments will cause Panacea’s and Nuvation Bio’s assessments to change. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements relate only to the date they were made, and Panacea, Nuvation Bio and their affiliates undertake no obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

Additional Information and Where to Find It

A full description of the terms of the merger agreement and the related transactions will be provided in a registration statement on Form S-4 (the “Registration Statement”) to be filed with the SEC by Panacea that will include a prospectus with respect to the combined company’s securities to be issued in connection with the merger and a proxy statement with respect to the stockholder meeting of Panacea to vote on the merger. Panacea urges its investors, stockholders and other interested persons to read, when available, the Registration Statement as well as other documents filed with the SEC because these documents will contain important information about Panacea, Nuvation Bio and the transaction. After the Registration Statement is declared effective, the definitive proxy statement/prospectus to be included in the Registration Statement will be mailed to stockholders of Panacea as of a record date to be established for voting on the proposed merger. Once available, stockholders will also be able to obtain a copy of the Registration Statement, including the proxy statement/prospectus, and other documents filed with the SEC without charge, by directing a request to: 357 Tehama St Floor 3 San Francisco, CA. The preliminary and definitive proxy statement/prospectus to be included in the Registration Statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in Solicitation

Panacea and Nuvation Bio and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the potential transaction under the rules of the SEC. Information about the directors and executive officers of Panacea is set forth in Panacea’s final prospectus filed with the SEC pursuant to Rule 424(b) of the Securities Act on July 2, 2020, and is available free of charge at the SEC’s website at www.sec.gov or by directing a request to: 357 Tehama St Floor 3 San Francisco, CA. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the Panacea stockholders in connection with the potential transactions will be set forth in the Registration Statement containing the preliminary proxy statement/prospectus when it is filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Non-Solicitation

This article is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Panacea, the combined company or Nuvation Bio, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.